

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Robert B. Nachwalter
Senior Vice President, General Counsel
APAC Customer Services, Inc.
Bannockburn Lake Office
2201 Waukegan Road, Suite 300
Bannockburn, IL 60015

Re: **APAC Customer Services, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed August 15, 2011
             File No. 000-26786

Dear Mr. Nachwalter:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        H. Kurt von Moltke, P.C.